NEWS RELEASE
NASDAQ Symbol: “STRS”
Stratus Properties Inc.	Financial and Media Contact:
212 Lavaca St., Suite 300	William H. Armstrong III
Austin, Texas 78701	(512) 478-5788
STRATUS PROPERTIES INC. REPORTS
YEAR ENDED DECEMBER 31, 2017 RESULTS

AUSTIN, TX, March 16, 2018 - Stratus Properties Inc. (NASDAQ: STRS), a diversified real estate company with multi- and single-family residential and commercial real estate development, real estate leasing, hotel and entertainment businesses in the Austin, Texas area and other select Texas markets, today reported year ended December 31, 2017 results.
Highlights:

•
Net income attributable to common stockholders totaled $3.9 million, $0.47 per share, for 2017, compared with a net loss attributable to common stockholders of $6.0 million, $0.74 per share, for 2016. Full-year 2017 results include an after-tax gain on the sale of assets of $16.4 million, $2.01 per share, primarily associated with the recognition of the majority of the gain on the sale of The Oaks at Lakeway, partly offset by a non-cash tax charge of $7.6 million, $0.93 per share, associated with United States (U.S.) tax reform. Stratus currently estimates that its federal tax rate for 2018 will be 21 percent as a result of U.S. tax reform.

•
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased to $9.7 million in 2017 from $9.3 million in 2016. For a reconciliation of net income (loss) attributable to common stockholders to Adjusted EBITDA, see the supplemental schedule, "Adjusted EBITDA," on page V.

•	Returned $8.1 million to shareholders through a $1.00 per share special cash dividend in April 2017 following the $114 million sale of The Oaks at Lakeway in February 2017.

•
Stratus' cumulative total stockholder return of 262 percent over the five years ended December 31, 2017, exceeded comparable returns for the S&P 500 Index, the Dow Jones U.S. Real Estate Index, and a custom group of peer real estate related companies by wide margins.

•
Reduced consolidated debt by 24 percent to $221.5 million at December 31, 2017, of which 67 percent is fixed-rate debt with an average interest rate of 5.55 percent, and 33 percent is variable-rate debt with an average interest rate of 4.30 percent, compared to $291.1 million at December 31, 2016.

•	Completed construction of West Killeen Market, an HEB Grocery Company, L.P. (HEB)-anchored retail development in Killeen Texas, on schedule and under budget in June 2017.

•
Obtained project financing for, and commenced construction of: (1) phase one of Lantana Place, a mixed-use development project in southwest Austin, (2) the retail component of Jones Crossing, a new HEB-anchored, mixed use development in College Station, Texas, and (3) Santal Phase II, a 212-unit garden style multi-family project in Barton Creek.

•	Operating income for the Entertainment segment, which includes Austin City Limits Live (ACL Live) and 3TEN ACL Live, increased 59 percent to $4.0 million in 2017, compared to $2.5 million in 2016.

•	Real estate sales revenue increased by four percent to $11.1 million, primarily from the sales of 12 lots in Meridian in Circle C and 7 lots and 1 townhome in Amarra Drive in Barton Creek.

•
Capital expenditures and purchases and development of real estate increased to $48.5 million in 2017 from $42.8 million in 2016, primarily reflecting investment in development projects to drive future cash flows.

•
Received proceeds totaling $13.8 million in 2017 from Travis County municipal utility districts (MUD). Stratus has received MUD reimbursements for substantially all infrastructure costs incurred to date in connection with its development of Barton Creek. In November 2017, the city of Magnolia and the state of Texas approved creation of a MUD, which will provide an opportunity for Stratus to recoup approximately $26 million over the life of the project for future road and utility infrastructure costs incurred in connection with its development of the Magnolia project.

William H. Armstrong III, Chairman, President and Chief Executive Officer, stated, “Our success in 2017 reflects the strength of our active development plan. Our sale of The Oaks at Lakeway at a substantial gain allowed us to return $8.1 million to shareholders in the form of a $1.00 per share special cash dividend in 2017. In addition, we reduced our consolidated debt and strengthened our financial position. As we enter 2018, the Austin and surrounding area real estate markets remain robust and we intend to capitalize on the entitlements, regulatory approvals and utility capacity already in place for our developments. We remain focused on enhancing the value of our properties and creating value for shareholders.”

Summary Financial Results

	Years Ended December 31,
	2017		2016
	(In Thousands, Except Per Share Amounts)
Revenues
Real estate operations	$11,144		$10,750
Leasing operations	8,856		10,449
Hotel	38,681		40,727
Entertainment	23,232		19,705
Corporate, eliminations and other	(1,573)		(1,290)
Total Consolidated Revenue	$80,340		$80,341

Operating income (loss):
Real estate operations	$522		$824
Leasing operations	24,217	[a]	2,369
Hotel	6,553		8,058
Entertainment	4,045		2,546
Corporate, eliminations and other	(12,100)		(12,620)
Total Consolidated Operating Income	$23,237		$1,177

Net income (loss) attributable to common stockholders	$3,879	[b]	$(5,999)

Diluted net income (loss) per share	$0.47		$(0.74)

Dividends declared per share of common stock	$1.00		$—

Adjusted EBITDA	$9,692		$9,331

Capital expenditures and purchases and development of real estate properties	$48,474		$42,790

Diluted weighted average shares of common stock outstanding	8,171		8,089

a.
Includes gains of $25.4 million ($16.4 million to net income attributable to common stockholders or $2.01 per share) associated with the recognition of the majority of the of the gain on the sale of The Oaks at Lakeway and the sale of a bank building and an adjacent undeveloped 4.1 acre tract of land in Barton Creek, partly offset by a charge of $2.5 million ($1.6 million to net income attributable to common stockholders or $0.20 per share) for profit participation associated with the sale of The Oaks at Lakeway.

b.	Includes a tax charge of $7.6 million ($0.93 per share) to adjust deferred tax assets based on lower federal corporate tax rates as a result of U.S. tax reform.

Revenue from the Real Estate Operations segment totaled $11.1 million for 2017, compared to $10.8 million for 2016, primarily reflecting the sale of 12 lots at Meridian in Circle C and 7 lots and 1 townhome at Amarra Drive in Barton Creek. Operating income from the Real Estate Operations segment decreased for 2017, primarily reflecting the sale of fewer developed lots. In March 2018, Stratus entered into a contract to sell one Amarra Drive Phase II lot and eight Amarra Drive Phase III lots for a total of $5.9 million. In accordance with the contract, the parties are required to close on the sale of these lots ratably before December 31, 2018. If the purchaser fails to close on the sale of the minimum number of lots by any of the specified closing dates, Stratus may elect to terminate the contract but would retain the related $45 thousand earnest money. In addition, as of February 28, 2018, six Phase III lots were under contract, one of which closed in March.

The decrease in revenue from the Leasing Operations segment for 2017 primarily reflects the sale of The Oaks at Lakeway in February, partially offset by an increase in revenue from Santal Phase I. The increase in operating income for 2017 primarily reflects the gain on sales of assets totaling $25.4 million related to the sale of The Oaks at Lakeway and a bank building in Barton Creek Village and an adjacent undeveloped 4.1 acre tract of land. Stratus recognized $24.3 million of the gain on the sale of The Oaks at Lakeway during the third quarter of 2017 after the hotel tenant began making rent payments under its lease for the hotel pad site on the property, obtained construction financing and began construction of the hotel, at which point Stratus' estimated maximum exposure to loss declined to a level below the related deferred gain balance. The remaining unrecognized deferred gain totaled $11.3 million at December 31, 2017. Stratus intends to explore opportunities to sell the 22,366-square-foot retail complex in the first phase of Barton Creek Village later this year depending on market conditions.

The decrease in revenue and operating income from the Hotel segment for 2017 reflects increased competition from several newly completed hotels in the downtown Austin area. Revenue per available room (RevPAR), which is calculated by dividing total room revenue by the average number of total rooms available during the year, was $253 in 2017, compared with $259 in 2016. RevPar ranked fourth among all Texas hotels in 2017. Since 2015, approximately 3,200 new hotel rooms were added to the downtown Austin hotel market. This increase in competition as well as the anticipated opening of additional hotel rooms in downtown Austin during 2018, is expected to further impact future hotel revenues, although significant population growth in the Austin market and a rising number of tourists visiting the city are positive factors for increasing demand.

The increase in revenue and operating income from the Entertainment segment for 2017 primarily reflects higher ticket sales at ACL Live. The venue hosted 224 events and sold more than 221,000 tickets in 2017, both new records. Additionally, 3TEN ACL Live, which opened in March 2016, hosted 228 events during 2017, driving attendance up 60 percent since opening.

Active Development Plan
Stratus’ active development plan includes both residential and commercial development projects that are available to strategically market and sell at appropriate times in order to maximize stockholder value. Stratus’ significant development portfolio consists of approximately 1,800 acres of commercial, multi-family and single-family projects under development or undeveloped and held for future use. During 2017, Stratus made significant progress in advancing its development projects as follows:

•
Completed construction of West Killeen Market, a retail development project in Killeen Texas, anchored by a 90,000-square-foot HEB grocery store and consisting of approximately 44,000 square feet of total tenant leasing space, on schedule and under budget in June 2017. The HEB store opened in April 2017 and 60 percent of the available retail space was under lease at December 31, 2017. Stratus intends to explore opportunities to sell West Killeen Market later this year depending on leasing progress and market conditions.

•
Secured project financing and commenced construction of phase one of Lantana Place, a mixed- use development in southwest Austin consisting of approximately 320,000 square feet of retail, hotel and office space. The initial phase of the project will be anchored by a 12-screen Moviehouse theater, which is expected to be completed on schedule during the second quarter of 2018.

•
Secured project financing and commenced construction of the retail component of Jones Crossing, an HEB-anchored, mixed use development in College Station, Texas, which is expected to total approximately 258,000 square feet of commercial space, including the 106,000-square-foot HEB grocery store which is currently expected to open in August 2018.

•
Secured project financing and commenced construction of Santal Phase II, a 212-unit garden style, multi-family project located directly adjacent to Santal Phase I in the upscale, highly populated Barton Creek community. Stratus expects to begin leasing units during the third quarter of 2018 and complete construction during the fourth quarter of 2018.

•
Advanced development plans for Magnolia, an HEB anchored retail development project in Magnolia, Texas, which includes 351,000 square feet of total tenant leasing space and 1,200 multi-family units. The HEB store is currently expected to open in 2020. In November 2017, the city of Magnolia and the state of Texas approved creation of a MUD which will provide an opportunity for Stratus to recoup approximately $26 million over the life of the project for future road and utility infrastructure costs incurred in connection with its development of the Magnolia project.

•
Secured final building permits for The St. Mary, a 240-unit multi-family development in the Circle C community, and subject to obtaining project financing, we intend to commence construction in the second quarter of 2018.

Debt and Liquidity
At December 31, 2017, Stratus had consolidated debt of $221.5 million, compared to $291.1 million at December 31, 2016. During 2017, Stratus used approximately $62 million of the proceeds from the sale of The Oaks at Lakeway to repay outstanding debt.

Purchases and development of real estate properties (included in operating cash flows) and capital expenditures (included in investing cash flows) totaled $48.5 million for 2017, primarily for the development of Barton Creek properties, Lantana Place, Santal Phase II, West Killeen Market, and Jones Crossing, compared with $42.8 million for 2016, primarily for the development of Barton Creek properties, Santal Phase I and The Oaks at Lakeway.

As of December 31, 2017, Stratus had $19.2 million available under its $45.0 million Comerica Bank revolving credit facility, and $14.6 million of cash and cash equivalents. In November 2017, Stratus obtained a one-year extension of the Comerica Bank facility through November 30, 2018. Stratus continues to negotiate a modification and a longer-term extension of its credit facility.

Stockholder Return
The cumulative total stockholder return on Stratus' common stock over the five years ending December 31, 2017, of 262 percent exceeded comparable returns for the S&P 500 Index (101 percent), the Dow Jones U.S. Real Estate Index (56 percent) and a custom group of peer real estate-related companies (39 percent). This comparison, which is included in Stratus' Annual Report on Form 10-K filed today with the Securities and Exchange Commission, assumes $100.00 invested at December 31, 2012, with all dividends reinvested. The stock price performance is not necessarily indicative of future performance.

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Conference Call Information
Stratus will conduct an investor conference call to discuss its year ended 2017 financial and operating results today, March 16, 2018, at 11:00 a.m. ET. The public is invited to listen to the conference call by dialing (877) 317-6789 for domestic access and (412) 317-6789 for international access. A replay of the conference call will be available at the conclusion of the call for five days by dialing (877) 344-7529 domestically and by dialing (412) 317-0088 internationally. Please use replay ID: 10117290. The replay will be available on Stratus' website at stratusproperties.com until March 21, 2018.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. This press release contains forward-looking statements in which Stratus discusses its future performance. Forward-looking statements are all statements other than statements of historical facts, such as statements regarding the implementation and potential results of Stratus' active development plan, and projections or expectations related to operational and financial performance or liquidity, reimbursements for infrastructure costs, financing and regulatory matters, development plans and sales of properties, including Amarra Drive lots and exploring opportunities to sell West Killeen Market and the retail complex in Barton Creek Village, leasing activities, timeframes for development, construction and completion of Stratus’ projects, capital expenditures, possible joint venture arrangements, Stratus' projections with respect to its obligations under the master lease agreements entered into in connection with the sale of The Oaks at Lakeway in 2017, other plans and objectives of management for future operations and activities, and future dividend payments. The words “anticipates,” “may,” “can,” “plans,” “believes,” “potential,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions and/or statements that are not historical facts are intended to identify those assertions as forward-looking statements. This press release also contains forward-looking statements and estimates regarding the anticipated effects of the Tax Cuts and Jobs Act enacted on December 22, 2017. These statements and estimates are based on Stratus’ current interpretation of this legislation, which may change as a result of additional implementation guidance, changes in assumptions, and potential future refinements of or revisions to calculations.

Under Stratus’ loan agreement with Comerica Bank, Stratus is not permitted to pay dividends on common stock without Comerica’s prior written consent, which was obtained in connection with the special dividend paid in April 2017. The declaration of dividends is at the discretion of Stratus’ Board of Directors (Board), subject to restrictions under Stratus’ loan agreement with Comerica Bank, and will depend on Stratus’ financial results, cash requirements, projected compliance with covenants in its debt agreements, outlook and other factors deemed relevant by the Board.

Stratus cautions readers that forward-looking statements are not guarantees of future performance, and its actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Stratus' actual results to differ materially from those anticipated in the forward-looking statements include, but are not limited to, Stratus’ ability to refinance and service its debt and the availability of financing for development projects and other corporate purposes, Stratus' ability to sell properties at prices its Board of Directors considers acceptable, a decrease in the demand for real estate in the Austin, Texas area and other select Texas markets where Stratus operates, changes in economic and business conditions, reductions in discretionary spending by consumers and corporations, competition from other real estate developers, hotel operators and/or entertainment venue operators and promoters, the termination of sales contracts or letters of intent due to, among other factors, the failure of one or more closing conditions or market changes, the failure to attract customers for Stratus' developments or such customers’ failure to satisfy their purchase commitments, Stratus' ability to secure qualifying tenants for the space subject to the master lease agreements entered into in connection with the sale of The Oaks at Lakeway in 2017 and to assign such leases to the purchaser and remove the corresponding property from the master leases, increases in interest rates, declines in the market value of Stratus’ assets, increases in operating costs, including real estate taxes and the cost of construction materials, changes in external perception of the W Austin Hotel, changes in consumer preferences, changes in laws, regulations or the regulatory environment affecting the development of real estate, opposition from special interest groups with respect to development projects, and other factors described in more detail under the heading “Risk Factors” in Stratus’ Annual Report on Form 10-K for the year ended December 31, 2017.

Investors are cautioned that many of the assumptions upon which Stratus' forward-looking statements are based are likely to change after the forward-looking statements are made. Further, Stratus may make changes to its business plans that could affect its results. Stratus cautions investors that it does not intend to update its forward-looking statements more frequently than quarterly notwithstanding any changes in its assumptions, business plans, actual experience, or other changes, and Stratus undertakes no obligation to update any forward-looking statements.

A copy of this release is available on Stratus' website, www.stratusproperties.com.
# # #

STRATUS PROPERTIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In Thousands, Except Per Share Amounts)

	Years Ended December 31,
	2017	2016
Revenues:
Real estate operations	$11,001	$10,719
Leasing operations	7,981	9,682
Hotel	38,360	40,418
Entertainment	22,998	19,522
Total revenues	80,340	80,341
Cost of sales:
Real estate operations	10,378	9,702
Leasing operations	4,797	4,903
Hotel	28,478	29,090
Entertainment	17,121	15,223
Depreciation	7,853	8,082
Total cost of sales	68,627	67,000
General and administrative expenses	11,401	12,164
Profit participation in sale of The Oaks at Lakeway	2,538	—
Gain on sales of assets	(25,463)	—
Total	57,103	79,164
Operating income	23,237	1,177
Interest expense, net	(6,742)	(9,408)
Gain on interest rate derivative instruments	293	218
Loss on early extinguishment of debt	(532)	(837)
Other income, net	1,581	21
Income (loss) before income taxes and equity in unconsolidated affiliates' (loss) income	17,837	(8,829)
Equity in unconsolidated affiliates' (loss) income	(49)	51
(Provision for) benefit from income taxes	(13,904)	2,779
Net income (loss)	3,884	(5,999)
Net income attributable to noncontrolling interests in subsidiaries	(5)	—
Net income (loss) attributable to common stockholders	$3,879	$(5,999)

Diluted net income (loss) per share attributable to common stockholders	$0.47	$(0.74)

Diluted weighted average shares of common stock outstanding:	8,171	8,089

Dividends declared per share of common stock	$1.00	$—

I

STRATUS PROPERTIES INC.
CONSOLIDATED BALANCE SHEETS (Unaudited)
(In Thousands)

	December 31,
	2017	2016
ASSETS
Cash and cash equivalents	$14,611	$13,597
Restricted cash	24,779	11,892
Real estate held for sale	22,612	21,236
Real estate under development	118,484	111,373
Land available for development	14,804	19,153
Real estate held for investment, net	188,390	239,719
Deferred tax assets	11,461	17,223
Other assets	10,852	17,982
Total assets	$405,993	$452,175

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$22,809	$6,734
Accrued liabilities, including taxes	13,429	13,240
Debt	221,470	291,102
Deferred gain	11,320	—
Other liabilities	9,575	10,073
Total liabilities	278,603	321,149

Commitments and contingencies

Equity:
Stratus stockholders' equity:
Common stock	93	92
Capital in excess of par value of common stock	185,395	192,762
Accumulated deficit	(37,121)	(41,143)
Common stock held in treasury	(21,057)	(20,760)
Total stockholders' equity	127,310	130,951
Noncontrolling interests in subsidiaries	80	75
Total equity	127,390	131,026
Total liabilities and equity	$405,993	$452,175

II

STRATUS PROPERTIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(In Thousands)

	Years Ended December 31,
	2017	2016
Cash flow from operating activities:
Net income (loss)	$3,884	$(5,999)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	7,853	8,082
Cost of real estate sold	5,774	4,899
Gain on sales of assets	(25,463)	—
U.S. tax reform charge	7,580	—
Gain on interest rate derivative contracts	(293)	(218)
Loss on early extinguishment of debt	532	837
Debt issuance cost amortization and stock-based compensation	1,573	1,681
Equity in unconsolidated affiliates' loss (income)	49	(51)
(Decrease) increase in deposits	(1,322)	584
Deferred income taxes, excluding U.S. tax reform charge	(1,675)	(1,894)
Purchases and development of real estate properties	(14,395)	(14,575)
Municipal utility districts reimbursement	13,799	12,302
Decrease (increase) in other assets	2,231	(6,211)
Increase (decrease) in accounts payable, accrued liabilities and other	10,126	(3,157)
Net cash provided by (used in) operating activities	10,253	(3,720)

Cash flow from investing activities:
Capital expenditures	(34,079)	(28,215)
Net proceeds from sales of assets	117,261	—
Payments on master lease obligations	(2,196)	—
Site development escrow deposit and other, net	(10,405)	(32)
Net cash provided by (used in) investing activities	70,581	(28,247)

Cash flow from financing activities:
Borrowings from credit facility	47,200	32,969
Payments on credit facility	(67,981)	(19,573)
Borrowings from project loans	15,793	179,957
Payments on project and term loans	(64,761)	(163,120)
Cash dividend paid	(8,133)	—
Stock-based awards net payments	(235)	(368)
Financing costs	(1,703)	(1,337)
Net cash (used in) provided by financing activities	(79,820)	28,528
Net increase (decrease) in cash and cash equivalents	1,014	(3,439)
Cash and cash equivalents at beginning of year	13,597	17,036
Cash and cash equivalents at end of year	$14,611	$13,597

III

STRATUS PROPERTIES INC.
BUSINESS SEGMENTS

Stratus currently has four operating segments: Real Estate Operations, Leasing Operations, Hotel and Entertainment.

The Real Estate Operations segment is comprised of Stratus’ real estate assets (developed, under development and available for development), which consists of its properties in Austin, Texas (the Barton Creek community, including Santal Phase II, the Circle C community, Lantana Place and the condominium units at the W Austin Hotel & Residences); in Lakeway, Texas located in the greater Austin area (Lakeway); in College Station, Texas (Jones Crossing); and in Magnolia, Texas, located in the greater Houston area (Magnolia).

The Leasing Operations segment includes the office and retail space at the W Austin Hotel & Residences, a retail building in Barton Creek Village, Santal Phase I and the West Killeen Market in Killeen, Texas.

The Hotel segment includes the W Austin Hotel located at the W Austin Hotel & Residences in downtown Austin, Texas.

The Entertainment segment includes ACL Live, a live music and entertainment venue and production studio at the W Austin Hotel & Residences. In addition to hosting concerts and private events, this venue is the home of Austin City Limits, a television program showcasing popular music legends. The Entertainment segment also includes revenues and costs associated with events hosted at other venues, including 3TEN ACL Live, which opened in March 2016 on the site of the W Austin Hotel & Residences, and the results of the Stageside Productions joint venture with Pedernales Entertainment LLC.

Stratus uses operating income or loss to measure the performance of each segment. General and administrative expenses, which primarily consist of employee salaries, wages and other costs, are managed on a consolidated basis and are not allocated to Stratus' operating segments. The following segment information reflects management determinations that may not be indicative of what the actual financial performance of each segment would be if it were an independent entity.

Segment information presented below was prepared on the same basis as Stratus’ consolidated financial statements (in thousands).

	Real Estate Operations[a]	Leasing Operations		Hotel	Entertainment	Eliminations and Other[b]	Total
Year Ended December 31, 2017:
Revenues:
Unaffiliated customers	$11,001	$7,981		$38,360	$22,998	$—	$80,340
Intersegment	143	875		321	234	(1,573)	—
Cost of sales, excluding depreciation	10,377	4,829		28,584	17,719	(735)	60,774
Depreciation	232	2,693		3,544	1,523	(139)	7,853
General and administrative expenses	—	—		—	—	11,401	11,401
Profit participation	—	2,538		—	—	—	2,538
Loss (gain) on sales of assets	13	(25,421)	[c]	—	(55)	—	(25,463)
Operating income (loss)	$522	$24,217		$6,553	$4,045	$(12,100)	$23,237
Capital expenditures[d]	$14,395	$33,290		$506	$283	$—	$48,474
Total assets at December 31, 2017	189,832	71,851		102,491	35,446	6,373	405,993

IV

STRATUS PROPERTIES INC.
BUSINESS SEGMENTS (continued)

	Real Estate Operations[a]	Leasing Operations	Hotel	Entertainment	Eliminations and Other[b]	Total
Year Ended December 31, 2016:
Revenues:
Unaffiliated customers	$10,719	$9,682	$40,418	$19,522	$—	$80,341
Intersegment	31	767	309	183	(1,290)	—
Cost of sales, excluding depreciation	9,702	4,936	29,248	15,698	(666)	58,918
Depreciation	224	3,144	3,421	1,461	(168)	8,082
General and administrative expenses	—	—	—	—	12,164	12,164
Operating income (loss)	$824	$2,369	$8,058	$2,546	$(12,620)	$1,177
Capital expenditures[d]	$14,575	$26,782	$1,216	$217	$—	$42,790
Total assets at December 31, 2016	176,163	120,394	104,087	37,692	13,839	452,175

a.	Includes sales commissions and other revenues together with related expenses.

b.	Includes consolidated general and administrative expenses and eliminations of intersegment amounts.

c.	Includes $24.3 million associated with recognition of the majority of the gain on the sale of The Oaks at Lakeway.

d.	Also includes purchases and development of residential real estate held for sale.

RECONCILIATION OF NON-GAAP MEASURE
ADJUSTED EBITDA

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (U.S. generally accepted accounting principles) financial measure that is frequently used by securities analysts, investors, lenders and others to evaluate companies' recurring operating performance, including, among other things, profitability before the effect of financing and similar decisions. Because securities analysts, investors, lenders and others use Adjusted EBITDA, management believes that Stratus' presentation of Adjusted EBITDA affords them greater transparency in assessing its financial performance. This information differs from net income (loss) attributable to common stockholders determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies, as different companies may calculate such measures differently. Management strongly encourages investors to review Stratus' consolidated financial statements and publicly filed reports in their entirety. A reconciliation of Stratus' net income (loss) attributable to common stockholders to Adjusted EBITDA follows (in thousands).

	Years Ended
	December 31,
	2017	2016
Net income (loss) attributable to common stockholders	$3,879	$(5,999)
Depreciation	7,853	8,082
Interest expense, net	6,742	9,408
Provision for/(Benefit from) income taxes	13,904	(2,779)
Profit participation in sale of The Oaks at Lakeway	2,538	—
Gain on sales of assets	(25,463)	—
Loss on early extinguishment of debt	532	837
Gain on interest rate derivative instruments	(293)	(218)
Adjusted EBITDA	$9,692	$9,331

V